FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


FOSTER'S
GROUP
Inspiring Global Enjoyment


05009483

SUPPL

ASX RELEASE

Fosters Brewing

The following release was made to the Australian Stock Exchange Limited today:

"Martin Hudson appointed Company Secretary"

Released: 1 July 2005

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 7/6

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

1 July 2005

Martin Hudson appointed Company Secretary

Mr Martin Hudson has been appointed Company Secretary of Foster's Group Limited, in addition to his role as Senior Vice President Chief Counsel. He replaces Mr Peter Bobeff who will be retiring this month after 13 years of service with Foster's.

Mr Hudson brings over 35 years of international legal and senior executive experience to his current role, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited, and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies.

He also has extensive experience with national law firm Freehills, the last eight years in which he represented Freehills as variously Managing Partner / Chairman in the Melbourne office, a member of the National Board, and senior partner in the London Office.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	
14 Class of securities to which the offer relates	
15 Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	4,351
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

End of restriction period for 4,351 shares issued on 1 July 2004 under the Santos Employee Share Purchase Plan at the issue price of $6.95 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
589,981,439	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
144,805	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
61,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
51,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
4,275,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
    - There is no reason why those securities should not be granted quotation.
    - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
    - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
    - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
    - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 1 July 2005
Company Secretary

Print name: WESLEY JON GLANVILLE